

October 25, 2010

Ljubisa Vujovic, President
Toron, Inc.
1207 Royal Road
Toronto, ON
Canada M9a 4B5

    Re: **Toron, Inc.**
       Amendment No. 4 to Registration Statement on Form S-1
       Filed October 6, 2010
       File No. 333-165539

Dear Mr. Vujovic:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Products and Services, page 21

1. We note your responses to comment nine in our letter dated August 27, 2010. Please add a discussion regarding the effect on your business and your intentions in the event that you lose any of your contracts/agreement with Danby, SRSplus (Network Solutions) and Wild West.

Exhibit 23.1

2. Please revise your registration statement to include a currently dated and signed consent from your auditor that refers to the audit report contained in your filing as required by Item 601 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jill Arlene Robbins, Esq.